CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the “Company”).  The MD&A should be read in conjunction with the December 31, 2006 Year End Report, the Quarterly Report for March 31, 2007 and news releases issued by the Company during the period January 1, 2007 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

The MD&A contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

TECHNOLOGY OVERVIEW

Current Technology has developed its core TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Company owns patents relating to the technology, methodology and design of its products.  ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  ETG treatments are presently available in a number of countries throughout the world.  The Company has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Further particulars can be viewed on the Company’s website http://www.current-technology.com.  In addition to exploiting its core TrichoGenesis platform technology, the Company is seeking additional opportunities to enhance shareholder value.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

ONGOING INITIATIVES:  HAIR ENVY

The Company has granted exclusive distribution rights in the United States for the TrichoGenesis platform products to Hair Envy, LLC (“Hair Envy”).  (Hair Envy is owned by Jason Olcese, president of Strategic Laser & MedSpa, LLC, and a financial partner).  During Phase One, it is intended a total of 10 CTG units will be delivered to selected opinion leading salons and spas located primarily in the corridor between Santa Barbara and San Diego, California.  The first five CTG units were delivered to a storage facility in Los Angeles, California during March 2007.  Subsequent to crossing the US border, the Food and Drug Administration (“FDA”) placed an administrative hold on the five units. The FDA released the administrative hold in June 2007 and Hair Envy is placing the units in selected locations. Revenue for the first five CTG’s was recognized during Q2 after the units were released by the FDA.   It is anticipated the second five CTG units will be placed during Q4 of 2007.
Hair Envy has agreed to order 200 CTG units to support the national launch in Phase Two no later than five months after the tenth Phase One unit has been placed with a customer, at which time a fifty percent deposit will be paid to secure the order.

On July 30, 2007, recognizing that Hair Envy is negotiating with a number of companies in the salon and spa space that have significant international operations, the Company granted Hair Envy exclusive distribution rights to Canada, South America (excluding Brazil), Europe and Russia.  The expanded relationship is based on the United States revenue sharing agreement, with certain adjustments to reflect the more complex nature of international operations.

ONGOING INITIATIVES:  Spy-N-TellTM

On April 26, 2007 the Company announced formation of its Security and Safety Products Division (the “Division”) and the launching by way of a 50-50 joint venture of the Division’s first product, a patented telephone-based intrusion notification system, offering all of the features of a conventional monitoring system, with the additional benefits of portability and free (no monitoring fees) 24/7 operation.

The Joint Venture:  The Company and The Real Security Company Ltd. (“TRSC”), a private company located in Kelowna, British Columbia, have formed a 50-50 joint venture (the “JV”), SpyTell Security Limited Partnership.  In turn, the JV has obtained the exclusive right to manufacture, market and sell Spy-N-TellTM worldwide.  On behalf of the JV, the Company has placed an order for 5,000 units from the Hong Kong based manufacturer, and will arrange for ongoing inventory financing. Going forward, all Spy-N-TellsTM, from all sources worldwide, including sales forthcoming from pre-JV leads and relationships, will be made by the JV and the JV’s financial results will be reported on Current Technology’s financial statements using proportionate consolidation.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

As further consideration for its participation in the JV, the Company has issued TRSC warrants to purchase up to 5 million common shares of the Company at $0.12 per share, subject to the following vesting provisions:  500,000 warrants to vest for each 500,000 units sold.  The warrants expire April 30, 2012, have a cashless exercise provision, and can only be exercised when the JV achieves the foregoing sales targets.  Finally, TRSC has agreed, subject to satisfactory due diligence, to contribute to the JV the marketing and sales rights to a device that blocks unwanted telemarketing calls.

The Product:  Spy-N-TellTM is a patented combination of a telephone, a motion sensor and an amplified microphone.  Upon detecting an intruder, Spy-N-TellTM automatically calls the property owner who can listen in from a remote location and make a “friend or foe” determination.  If the latter, the property owner can initiate a verified alarm call to the police who will treat the matter as a burglary in progress and respond accordingly.  Neither the property owner nor the police have to deal with false alarms, and there are no monthly monitoring fees.

The Manufacturer:  Spy-N-TellTM is manufactured by Auraland Electronics Co. Ltd. (“Auraland”).  Headquartered in Hong Kong and with manufacturing facilities in Shenzhen, China, Auraland last year produced over 2.8 million telephone sets, digital cameras and digital voice recorders.  With annual sales of approximately $25 million, Auraland is ISO9001:2000 compliant and certified by a number of international organizations including the British Approvals Board for Telecommunications and WIT Assessment.

The Marketing:  During August 2007 the Company was notified that Spy-N-TellTM had passed Home Shopping Network’s (“HSN”) quality assurance evaluation.  The Company anticipates this milestone will be followed by a purchase order and believes success with HSN will lead to orders from major retail chains.  In addition, on May 15, 2007, the Company announced a marketing agreement with Small Business Members of America, (“SBMA”) an organization formed to provide goods and services to over 25 million small business owners in the United States.  SBMA plans a market launch in September 2007.

NEW INITIATIVES:  OTHER

In June 2007, the Company completed an interim distribution agreement with Celevoke, Inc. (“Celevoke”) for the non-exclusive worldwide distribution of LunarEYE’s proprietary GPS tracking technology.  As evidenced by its recent patent infringement victories, LunarEYE owns seminal patents critical to the efficient operation of asset monitoring and management systems.  In addition, Celevoke owns and operates a robust Internet portal that provides asset owners/operators the ability to track and manage their assets from remote locations.

The Company hopes to announce an affiliation with SBMA for the marketing and sale of the GPS-based asset monitoring and management system which is the subject of ongoing

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

negotiations.  During Q2 of 2007 the scope of negotiations was increased to include the possibility of other international channels of distribution.

LunarEYE, based in Liberty, Texas, is a leading edge M2M (machine to machine) wireless solution provider and developer with products centering on its patented location based technology. LunarEYE has appointed Celevoke its distribution company, with the right to appoint sub-distributors. Celevoke sells state of the art branded asset tracking web sites, patented GPS tracking systems and various other wireless hardware devices. Worldwide wireless networks, maps and data services are also included in the economically bundled packages that are sold exclusively through authorized distributor networks. For further information, please go to http://www.lunareye.com.

NEW INITIATIVES:  FINANCIAL REQUIREMENTS

These initiatives are very new and full business plans have not been completed.  Additional debt and/or equity financing of an indeterminate amount will be required to fund these additional activities and ongoing corporate activities.

PRODUCT DISTRIBUTION

TrichoGenesis platforms are operating in 18 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea Thailand Singapore Indonesia Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which recent, relevant activity has occurred, in addition to that discussed in “Ongoing Initiatives:  Hair Envy”.

Asia Pacific

Korea:   The Company in April 2007 shipped an ETG device to Tribis Inc. (“Tribis”) of Seoul, Korea.  A manufacturer and distributor of cosmetic and medical devices, Tribis conducted extensive market research and determined that in order to achieve meaningful market penetration, full medical approval will be required.  Therefore, for the past several months, in concert with the Company, Tribis has been working with the Korean Food and Drug Administration (“KFDA”) to obtain the required approval.  Tribis believes the final step in the KFDA approval process should be the successful conclusion of an open study (open study, as opposed to the more complex double blind clinical trial).  The Company has designed the required protocol, and the study will be conducted by Tribis at its expense, using the ETG provided by Current Technology.  Tribis hopes to obtain full KFDA approval early next year.

Australia:   During the first quarter of 2007, the Company shipped its first TrichoGenesis platform product under the Hair Envy banner to Australia.  Hair Envy’s partner is an Australian group with strong financial resources and a keen understanding of the health and beauty sector.  A second unit was shipped on a trial basis in April 2007 to be used for demonstration purposes at two health and beauty trade shows, the second occurring in June 2007 is the largest such trade show in the Southern Hemisphere.  Results from these initial initiatives are being assessed by Hair Envy as a pre-condition to developing a plan of action for the market.

Europe and the Middle East

The Company and Mr. Ali Bicken have commenced formal negotiations for the expansion of Sanomed’s exclusive territory into the Gulf states (including Saudi Arabia, the United Arab Emirates and Bahrain) and the Balkan region (including Bulgaria, Romania and the former Yugoslavia).  Sanomed Medikal Teknoloji Co. is the Company’s exclusive distributor in the Republic of Turkey.

REGULATORY COMPLIANCE

No material change since issuance of December 31, 2006 MD&A.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

ANNUAL AND SPECIAL MEETING RESULTS AND APPOINTMENT OF OFFICERS

The Company reported the following results at the Annual and Special Meeting of its shareholders held in Vancouver, British Columbia on June 29, 2007:

Motions                               Percentage Approval
Appoint auditor

100.00%
Elect Robert K. Kramer

100.00%
Elect Peter W. Bell

100.00%
Elect Anthony J. Harrison

100.00%
Elect   Douglas Beder

100.00%
Elect George A. Chen

99.89%

Approve stock options

88.99%

Finally, a motion thanking co-founder Anne Kramer for her years of dedicated service passed unanimously. The founding Chief Executive Officer and former Chairman of the Board, Mrs. Kramer was forced to retire due to ill health and passed away on July 3, 2007.

Over 61% of the outstanding shares were represented at the meeting.

The Board of Directors appointed the following officers:

Name

Office
Robert K. Kramer

Chairman of the Board

President and Chief Executive Officer
George A. Chen

Chief  Financial Officer
Anthony J. Harrison

Chief Operating Officer
 Edward Ma

Secretary

The Board of Directors appointed the following persons to the Audit Committee:
Peter W. Bell, MBA (Chair), Douglas Beder, Ph.D. and Robert K. Kramer, CA, CPA (Illinois)

OPERATIONAL COMMENTARY

No material change since issuance of December 31, 2006 MD&A.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Corporation; Current Technology (UK) Ltd. (a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005); and SpyTell Security Limited Partnership.  Neither the subsidiary nor the limited partnership have conducted material operations.  During the last three years, there have been no discontinued operations; no material changes in accounting policies and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd. and formation in June 2007 of the 50-50 limited partnership with TRSC to exploit Spy-N-TellTM.  Prepared by management, the consolidated financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 15 to the financial statements.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  On June 30, 2007, there was a working capital deficiency of $139,661, as compared to a working capital deficiency of $378,123 at December 31, 2006, for a total increase in working capital of $238,462 as a result of the following:  a $6,938 decrease in cash; a $42,573 increase in accounts receivable reflecting sales to Hair Envy; a $32,653 increase in inventory resulting from the purchase of certain units from existing users for ultimate resale; and a decrease in prepaid expense of $9,215 consisting of a decrease as units being manufactured were completed substantially offset by an increase of $50,000 US deposit on Spy-N-TellTM inventory.  On the liabilities side, accounts payable and accrued liabilities decreased by $182,382 as private placement proceeds were partially used to reduce liabilities; subscription liability was reduced by $66,920 as shares were issued and unearned revenue increased by $69,913 as certain units were repurchased and returned to inventory for resale.

With respect to the long term portion of the balance sheet, the convertible promissory note increased by $121,615 as a result of accrued and accretion interest from $832,009 on December 31, 2006 to $953,624 on June 30, 2007.  Shareholders’ Deficiency decreased $116,847 from $1,210,132 on December 31, 2006 to $1,093,285 on June 30, 2007 primarily as a result of: a $754,534 increase in share capital as shares were issued on the closing of a private placement (see Equity Resources) which was significantly offset by the net loss of $654,942.

Consolidated Statement of Loss and Deficit:  Revenue for the three months and six months ended in March and June of 2006 and 2007 was modest by any measure.  Differences in absolute terms (percentages are not a particularly fair measure when applied to a small base) were modest for all periods.  The only meaningful change was an increase in 2007 manufacturing costs reflecting the repurchase of certain units for ultimate resale.  The repurchase activities increased manufacturing costs resulting in a reduced gross profit, and for the three months ended June 30, 2007 a negative gross profit, ie revenue was marginally ($10,106) less than the total cost of manufacturing.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

While totally inappropriate as a long-term strategy, on a short term basis it provides the Company with the ability to continue sales without placing a new order for manufacturing until the level and timing of activity in the United States is more clearly identified.  It should be noted these repurchases are the result of current negotiations and are not as a result of an obligation placed on the Company by customers at the point of original sale.

For the six months ended June 30, 2007 expenses decreased by $106,812 from $703,605 in 2006 to $596,793 in 2007.  This decrease was primarily a result of a reduction of amortization of $12,264 (reflecting the write-down of fixed assets at the end of 2006); a reduction of $28,527 in corporate communications (reflecting a decrease in investor relations activity); a reduction of financing cost of $31,139 (reflecting the fact financings in 2007 were completed without payment of finder’s fees); and a reduction of $33,645 in travel and automotive from $55,436 in 2006 to $21,791 in 2007.

For the three months ended June 30, 2007 expenses decreased by $55,977 from $367,372 in 2006 to $311,395 in 2007.  This decrease was primarily a result of reductions in the same expense categories as described above for the six months period, and for the same reasons.

Loss before other items was approximately the same in absolute terms for each period, reflecting a consistency in the amount of activity and uniformity of infrastructure.  There were differences in other items.  These were comprised of foreign exchange recoveries which were more significant in 2007 reflecting the strength of the Canadian vs. US Dollar and accretion interest expense reflecting the larger amount due under the convertible promissory note.  These differences in other items opened up a slightly larger gap between 2007 and 2006 results, but the results were still relatively consistent.

Consolidated Statement of Cash Flows:  The significant impact of the timing of private placement financings in the face of relatively consistent revenue is demonstrated in this statement.  The statement further confirms the Company is operating at a loss and requires further injections of cash from outside sources.

Changes in accounting policies:  There have been no material changes in accounting policies.

Significant Accounting Policies:  Debt Instruments:  The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

interest expense.  When the Company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

Transactions with related parties:

Transactions During the Year -

Salaries and consulting fees accrued or paid

$156,668

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at June 30, 2007 -

Salaries, consulting fees payable to directors and

companies controlled by directors of the Company

$42,608

On January 19, 2007, the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2007 to June 30, 2008.  On January 18, 2007, the Directors extended the term of certain stock options expiring in 2007 by one year.  Included in the change were options to purchase 2.8 million shares held by Directors.

The Company received the opportunity to participate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (“HKC”) (a company owned by Robert Kramer).  As consideration for transferring all rights, title and interest in the opportunity to the Company, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.

EQUITY RESOURCES

Share Capital:  A total of 13,370,000 shares were issued during the first six months of 2007:

	Number of Shares	Amount
Balance, beginning	80,872,023	$34,924,434
Common Shares Issued -
- For cash	12,100,000	698,533
- For settlement of services provided	1,270,000	56,001

Balance, ending	94,242,023	$35,678,968

In May 2007 the Company issued warrants to purchase 5 million common shares at US$0.12 per share to April 30, 2012, subject to certain vesting provisions (see Ongoing Initiatives: Spy-N-TellTM.)  Prior to December 31, 2006 the Company also received US$28,230 for the exercise of

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

warrants in which the underlying shares have not been issued.  There are no preferred shares outstanding.

Warrants:  The following warrants were outstanding on June 30, 2007.

Expiry Date	Number of Shares	Exercise Price

January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
June 30, 2008	2,500,000	US	$0.05	[3]
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20	[5]
July 15, 2009	200,000	US	$0.20	[5]
January 2, 2010	3,200,000	US	$0.25	[2,3]
March 25, 2010	1,200,000	US	$0.25	[5]
May 31, 2010	1,200,000	US	$0.25	[5]
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25	[5]
September 21, 2010	3,052,000	US	$0.25	[5]
December 30, 2010	600,000	US	$0.25	[5]
March 2, 2011	1,200,000	US	$0.25	[5]
December 31, 2011	4,000,000	US	$0.10	[3,4]
February 12, 2012	2,500,000	US	$0.125	[6]
March 30, 2012	12,100,000	US	$0.10	[5]
April 30, 2012	5,000,000	US	$0.12	[7,3]

1.

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3 ) is paid in full.

3

These warrants have a cashless exercise provision.

4.

The expiry date shall be the later of:

a)

December 31, 2011; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3 ) is paid in full.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

5.

The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds US$0.50 for 20 consecutive days.

6.

750,000 warrants are vested; 750,000 vest on sale of the 10th unit to Hair Envy, LLC; and 1,000,000 vest on the ordering of the 200th unit.

7.

500,000 warrants vest on the sale of every 500,000 units of Spy-N-TellTM.

Stock Options: From time to time the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  In addition, on September 2, 2004 the Company adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Company reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Company filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding June 30, 2007:

Expiry Date

Number of Shares

Option Price

February 7, 2008

3,070,000

US   $0.05

December 20, 2008

200,000

US   $0.05

September 6, 2008

200,000

US   $0.125

October 10, 2008

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

September 30, 2009*

200,000

US   $0.30

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009*

100,000

US   $0.25

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

November 20, 2010

200,000

US   $0.28

December 12, 2010

200,000

US   $0.32

January 2, 2011

240,000

US   $0.31

August 22,2011

1,475,000

US   $0.19

August 22, 2011*

200,000

US   $0.19

*2004 Stock Option and Stock Bonus Plan

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

DEBT INSTRUMENTS

Convertible Promissory Note December 31, 2006:  On January 18, 2007 the Company reached an agreement with the holder of the convertible promissory note (“Note”) to extend maturity date of the Note from January 2, 2007 to January 9, 2008.  This agreement is effective December 31, 2006.

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).  The liability portion of this note is calculated as follows:

Principal and interest		$1,194,021
Less: Unamortized accretion from conversion feature	$236,265
Unamortized accretion from fair valuation of warrants	125,747	362,012
Period ended December 31, 2006		$ 832,009

After restructuring, the equity component of the note is $236,265.

The Note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the Note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the Note is fully repaid.

The Note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

Convertible Promissory Note June 30, 2007:  At June 30, 2007, the total principal and interest restructured amounted to $1,145,695 (US$1,075,366).  The liability portion of this note is calculated as follows:

Principal and interest		$1,145,695
Less: Unamortized accretion from conversion feature	$129,197
Unamortized accretion from fair valuation of warrants	62,874	192,071
Period ended June 30, 2007		$953,624

The equity component is $236,235.

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date
2,000,000	January 3, 2005	US $0.25	January 9, 2007*
2,980,000	February 7, 2005	US $0.10	January 9, 2007*
179,167	September 27, 2005	US $0.15	January 9, 2007*
1,600,000	October 11, 2005	US $0.50	January 9, 2007*
3,200,000	January 2, 2010	US $0.25	January 10, 2010**

*  The new expiry date for each set of warrants shall be the late of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the principal and accrued interest owing has been repaid in full.

**  The expiry date shall be the later of:

a)

January 2, 2010; and

b)

 The date that is one year and five business days after the date on which the principal and accrued interest owing has been repaid in full.

Currency Fluctuations:  The increase in the value (i.e. strength) of the Canadian dollar resulted in an unrealized foreign exchange gain or recovery during the second quarter of 2007 of $101,879 and in a recovery of $35,325 during the same period in 2006.  Comparable figures for the six months ended 2007 and 2006 are recoveries of $119,766 and $27,670 respectively.  Historically the Company has not hedged its foreign exchange risk.  It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, $11,630 on December 31, 2005, $11,654 on December 31, 2006 and $10,654 on June 30, 2007.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2005 through June 30, 2007.  This information has been derived from unaudited interim financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2006 consolidated financial statements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

	2007			2006			2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	121,696	108,821	53,869	76,527	104,646	146,536	43,840	147,626
Operating loss	321,501	272,201	228,505	587,979	332,497	293,583	738,498	289,185
Net loss	310,125	344,817	565,510	588,962	364,139	368,203	806,122	261,653

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Company has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Revenue can only be described as modest at best.  In the circumstances, comparisons stated in either absolute or percentage terms are not particularly meaningful.  In 2006, there were no sales to the United States.  Reductions in revenue as a result of the transition to the revenue sharing model are seen commencing in Q4 of 2005.  The Company believes annual revenue may increase significantly as a result of its initiatives in the United States, however, quarter by quarter comparisons will probably remain less than meaningful in the near term and future reductions in quarterly revenue may occur, as they have recently, as a result of the transition to the revenue sharing model.

RISK FACTORS

No material change since issuance of the December 31, 2006 MD&A.

LIQUIDITY AND FUTURE OPERATIONS

The Company incurred a net loss of $310,125 during the Q2 of 2007.  The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $38,653,906 at June 30, 2007.  A convertible promissory note with a balance of $1,145,695 on June 30, 2007 is due January 9, 2008.  Subsequent to June 30, 2007, the Company reached a verbal agreement with Keith Denner to extend the due date of the convertible promissory note from January 9, 2008 to January 16, 2009.  Legal documentation to support the extension is being prepared.  Subsequent to closing, the Company will issue a news release reporting on the particulars of the transaction including consideration and conditions.  The Company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Company to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2007 (continued)

assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

Dated:  August 24, 2007